

December 29, 2023

David Duvall
Chief Executive Officer
Core Molding Technologies, Inc.
800 Manor Park Drive
Columbus, Ohio 43228-0183

      Re: Core Molding Technologies, Inc.
           Registration Statement on Form S-3
           Filed December 22, 2023
           File No. 333-276261

Dear David Duvall:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services

cc: Aaron Seamon, Esq.